BUFFALO GOLD LTD.
 (formerly Buffalo Diamonds Ltd.)
(An Exploration Stage Company)

FINANCIAL STATEMENTS
 (Expressed in Canadian dollars)

DECEMBER 31, 2003

____________________________________________________________________________________

PricewaterhouseCoopers LLP

Independent Auditors' Report

To the Shareholders of
Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.)

We have audited the statements of operations and deficit of Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.) (an exploration stage company) flows for the year ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the results of operations of the company and its cash flows for the year ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada
April 25, 2002

Comments by the Auditors for U.S. Readers of Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 25, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, BC, Canada
April 25, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

_______________________________________________________________________________________________________

DAVIDSON & COMPANY   Chartered Accountants   A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Buffalo Gold Ltd.
(formerly Buffalo Diamonds Ltd.)

We have audited the balance sheets of Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.) as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"
Chartered Accountants

Vancouver, Canada
May 7, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 7, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Chartered Accountants

Vancouver, Canada
May 7, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

___________________________________________________________________________________________

BUFFALO GOLD LTD.
(formerly Buffalo Diamonds Ltd.)
(An Exploration Stage Company)

BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT DECEMBER 31

	2003	2002
ASSETS

Current
Cash and cash equivalents	$ 12,890	$ 6,205
Receivables	20,743	19,303
Prepaid expense	13,857	3,857

Total current assets	47,490	29,365

Exploration properties and deferred costs (Note 4)	-	140,500

	$ 47,490	$ 169,865
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities (Note 10)	$ 443,573	$ 281,020
Loans payable (Note 5)	152,131	-

Total current liabilities	595,704	281,020

Accounts payable to be settled with capital stock (Note 6)	-	20,922
Amounts due to shareholders	6,272	6,272

	601,976	308,214
Shareholders' deficiency
Capital stock (Note 6)
Authorized
Unlimited common shares without par value
Issued and outstanding
4,008,890 (2002 - 2,186,929) common shares	4,232,769	3,742,531
Contributed surplus (Note 7)	54,000	-
Deficit	(4,841,255)	(3,880,880)

	(554,486)	(138,349)

	$ 47,490	$ 169,865

Nature and continuance of operations (Note 1)
Subsequent events (Note 15)
On behalf of the Board: "James G Stewart" James G. Stewart Director	"John V Tully" John V. Tully Director

The accompanying notes are an integral part of these financial statements.

____________________________________________________________________________________

BUFFALO GOLD LTD.
(formerly Buffalo Diamonds Ltd.)
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
YEAR ENDED DECEMBER 31
	2003	2002	2001
EXPENSES
Aborted financing costs (Note 11)	$ -	$ -	$ 19,315
Consulting fees	161,185	-	-
Depreciation	-	18,096	6,00 6
Filing and transfer fees	44,424	17,273	9,433
Interest and bank charges	569	102	6,863
Office and miscellaneous	19,728	8,731	2,711
Professional fees	122,323	117,923	20,074
Property evaluation and due diligence costs (Note 4)	294,282	2,842	-
Rent	22,000	18,000	-
Shareholder information	3,150	4,792	2,537
Stock-based compensation (Note 6)	54,000	-	-
Travel and promotion	78,923	-	1,662

Total expenses	(800,584)	(187,719)	(68,601)

OTHER INCOME (EXPENSE)
Write-off of exploration properties (Note 4)	(140,500)	(2,832,673)	-
Write-off of receivables	(19,303)	-	-
Gain on settlement of accounts payable	-	48,929	-
Interest income	12	74	52

Total other income (expense), net	(159,791)	(2,783,670)	52

Loss for the year	(960,375)	(2,971,389)	(68,549)

Deficit, beginning of year	(3,880,880)	(909,491)	(840,942)

Deficit, end of year	$(4,841,255)	$(3,880,880)	$(909,491)

Basic and diluted loss per share	$ (0.28)	$ (1.42)	$ (0.04)

Weighted average number of shares outstanding	3,472,717	2,092,703	1,902,109

Loss per share amounts have been retroactively restated to give effect to the 10:1 share consolidation (Note 6).
The accompanying notes are an integral part of these financial statements.

____________________________________________________________________________________

BUFFALO GOLD LTD.
(formerly Buffalo Diamonds Ltd.)
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (960,375)	$(2,971,389)	$ (68,549)
Items not affecting cash:
Depreciation	-	18,096	6,006
Write-off of exploration properties	140,500	2,832,673	-
Gain on settlement of accounts payable	-	(48,929)	-
Stock-based compensation	54,000	-	-
Changes in non-cash working capital items:
Decrease (increase) in receivables	(1,440)	7,899	(5,711)
Increase in prepaid expense	(10,000)	-	-
Increase in accounts payable and accrued liabilities	170,630	73,553	66,886

Net cash used in operating activities	(606,685)	(88,097)	(1,368)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	461,239	100,000	-
Proceeds from loans payable	152,131	-	-

Net cash provided by financing activities	613,370	100,000	-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on exploration properties	-	(6,254)	-

Net cash used in investing activities	-	(6,254)	-

Change in cash and cash equivalents during the year	6,685	5,649	(1,368)

Cash and cash equivalents, beginning of year	6,205	556	1,924

Cash and cash equivalents, end of year	$ 12,890	$ 6,205	$ 556

Cash paid for interest	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these financial statements.

____________________________________________________________________________________

BUFFALO GOLD LTD.
(formerly Buffalo Diamonds Ltd.)
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
DECEMBER 31, 2003

___________________________________________

1.      NATURE AND CONTINUANCE OF OPERATIONS

Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.) (the "Company") is an Alberta corporation engaged in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

On February 17, 2003, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis (Note 6). Effective December 17, 2003, the Company's share listing was transferred to the NEX from the TSX Venture Exchange. The Company is subject to restrictions on share issuances and certain types of payments as set out in the NEX policies.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of any amounts shown for exploration properties and deferred costs is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from the disposition of the mineral properties. Any amounts shown as exploration properties and deferred costs represent net costs to date, and do not necessarily represent present or future values.

At December 31, 2003, the Company has a working capital deficiency of $548,214 (2002 - $251,655), and without a source of additional funding is unable to meet its obligations as they fall due. The Company has settled some of its debts with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern. In addition, management is actively pursuing additional funds by way of private placement to meet its reduced level of general and administrative expenditures. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2.      SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

____________________________________________________________________________________

Equipment

Equipment consists of office furniture and computer equipment recorded at cost less accumulated depreciation. Depreciation is provided for at 20% and 30%, respectively, on a declining-balance basis.

Exploration properties and deferred costs

The Company records its interests in exploration properties and areas of geological interest at cost less option payments received and other recoveries. All direct and indirect costs relating to the acquisition of these interests together with direct exploration costs are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production. Exploration properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The Company regularly reviews the carrying values of its exploration properties by referring to the project economics, including the timing of the exploration work, the work programs, and the exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, a provision is made for the decline in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its exploration properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts. To date, the Company has not accrued any environmental protection or rehabilitation costs.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was 1,366,586, 295,818, and 116,428, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted for the year ended December 31, 2002, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

__________________________________________________________________________________________________

Effective for the year ended December 31, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.     EQUIPMENT

		2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office furniture	$ 18,354	$ 18,354	-	$ 18,354	$ 18,354	$ -
Computer equipment	23,706	23,706	-	23,706	23,706	-

	$ 42,060	$ 42,060	$ -	$ 42,060	$ 42,060	$ -

During the year ended December 31, 2002, the Company determined its equipment had no future economic benefit and, accordingly, was fully depreciated.

4.     EXPLORATION PROPERTIES AND DEFERRED COSTS

	2003	2002
Chain Lakes, Alberta	$ -	$ -
Calling Lake and Varlaam, Alberta	-	140,500

	$ -	$ 140,500

Balance, beginning of year	$ 140,500	$ 3,036,919

Exploration expenditures	-	6,254
Recoveries	-	(70,000)
Net expenditures (recoveries)	-	(63,746)

	140,500	2,973,173
Written-off during the year	(140,500)	(2,832,673)

Balance, end of year	$ -	$ 140,500

____________________________________________________________________________________

Chain Lake, Alberta

The Company had an undivided 100% working interest in several mineral exploration permits in the Chain Lake region of Alberta. The Company did not renew the permits and, accordingly, related costs totalling $579,354 were written-off to operations during the year ended December 31, 2002.

Calling Lake and Varlaam, Alberta

The Company has an undivided 100% working interest in several mineral exploration permits in the Calling Lake region of Alberta.

In addition, pursuant to a letter of agreement with New Claymore Resources Inc. ("New Claymore") dated September 10, 1998 and as amended on August 26, 1999, the Company acquired a 50% interest in exploration claims, known as the Varlaam property, located contiguous to the Calling Lake property. To exercise the option, the Company paid New Claymore $50,000 in 1998 and issued a total of 25,000 common shares of the Company during 1999 through to 2001 with a total fair value of $90,0000.

In February 2002, the Company and New Claymore granted an option to BHP Billiton Diamonds Inc. ("BHP") to acquire up to a 70% interest in the Calling Lake and Varlaam properties. In order to acquire a 51% interest, BHP had to have spent $600,000 on exploration of the properties by August 31, 2003. On September 12, 2003, the Company received notice from BHP Billiton Diamonds Inc. that it had terminated its option to acquire an interest in the Calling Lake and Varlaam Properties owned by the Company and New Claymore. The Company now maintains an ownership interest of 65% with the remaining 35% held by New Claymore. During the previous year, BHP paid $70,000 to a third party supplier of the Company to settle accounts payable owing by the Company of $70,000. The payment has been recorded as a recovery of exploration costs.

As at December 31, 2002, management of the Company decided to write down the carrying value of the properties to $140,500, being the original acquisition costs for the properties.

At December 31, 2003, management of the Company wrote off the remaining costs of the properties to operations.

Big Sky Properties, Peoples Republic of China

By a letter agreement dated March 5, 2003, as amended, (the "Big Sky Agreement") between the Company and Big Sky Mining Canada Ltd. ("Big Sky"), the Company and Big Sky agreed to jointly pursue gold exploration and mining opportunities in the People's Republic of China. Big Sky failed to secure any interest in gold exploration and mining properties in China which resulted in the termination of the Big Sky Agreement on May 15, 2003.

Terrawest Properties, Peoples Republic of China

During the year ended December 31, 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the Peoples Republic of China from Terrawest Resource Holdings Ltd. ("Terrawest").

As of December 31, 2003, the Company had incurred property evaluation and due diligence costs of $294,282 towards this agreement.

Subsequent to December 31, 2003, the agreement effectively terminated as a result of the receipt by Terrawest of a notice from its Chinese partners terminating Terrawest's underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of the delivery to the Company by Terrawest and its principals of two joint and several promissory notes totalling $100,000 in order to compensate the Company for some of the costs incurred by it in pursuing this acquisition. The promissory notes are each for $50,000, fall due on July 30, 2004 and December 31, 2004 and bear interest at the rate of 10% per annum after their due dates. The Company expects to realize the full amount of the notes.

5.     LOANS PAYABLE

During the year ended December 31, 2003, the Company arranged bridge loans totalling $152,131. The loans are secured by promissory notes totalling $152,131, were to have been repaid on the earlier of (i) the date that the Company closes a private placement of its securities so as to realize gross proceeds of a minimum of US$500,000, or (ii) March 31, 2004 and bear interest at the rate of 12% per annum. Subsequent to December 31, 2003, the bridge loans were not repaid and, accordingly, the bridge loans fell into default, however, none of the lenders have made demand on the Company for repayment. In connection with these bridge loans, the Company has agreed, subject to regulatory approval, to issue to the lenders a total of 44,921 shares of the Company as a loan bonus.

6.     CAPITAL STOCK
	Number of Shares	Amount	Contributed Surplus

Balance at December 31, 2000	1,895,095	$ 3,545,697	$ -
For exploration properties	10,000	15,000	-

Balance at December 31, 2001	1,905,095	3,560,697	-
Settlement of accounts payable	81,834	81,834	-
Private placement	200,000	100,000	-

Balance at December 31, 2002	2,186,929	3,742,531	-
Private placement	1,333,330	300,639	-
Settlement of accounts payable	32,221	28,999	-
Private placement	423,077	151,717	-
Exercise of warrants	33,333	8,883	-
Stock-based compensation	-	-	54,000

Balance at December 31, 2003	4,008,890	$ 4,232,769	$ 54,000

Share consolidation

Effective February 17, 2003, the Company consolidated its issued share capital on a 10 old for 1 new basis. The authorized share capital remained unchanged. All references to previously issued share and per share amounts have been restated to give effect to the share consolidation.

Share issuances

In connection with acquiring the Chain Lakes and Calling Lake properties, the Company entered into a Discovery Bonus Agreement for the issuance of up to 2,000,000 common shares at a price of $0.001 per Discovery Bonus Share, with 1,000,000 common shares to be issued upon discovery of a diamondiferous kimberlite pipe on the properties and a further 1,000,000 common shares to be issued upon providing a bankable final feasibility study on a commercial diamondiferous pipe. As at December 31, 2003, none of these shares had been issued. Giving effect to the 10:1 share consolidation, the number of shares issuable under this agreement will be 200,000 at a price of $0.01 per share.

During the year end December 31, 2001:

a)    On April 20, 2001 the Company issued 10,000 shares at a value of $15,000 towards the acquisition of exploration properties.

During the year ended December 31, 2002:

b)    On April 15, 2002, the Company issued 81,834 shares at a value of $81,834 to settle accounts payable of $81,834.

c)    On May 9, 2002, the Company completed a non-brokered private placement consisting of 200,000 units for proceeds of $100,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until May 9, 2003.

During the year end December 31, 2003:

a)    On February 28, 2003, the Company completed a non-brokered private placement consisting of 1,333,330 units at a price of US$0.15 per unit for proceeds of $300,639. Each unit consisted of one common share and one half share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company at a price of US$0.20 per share until February 28, 2004.

b)    On April 17, 2003, the Company issued 32,221 units at a value of $28,999 to settle accounts payable of $28,999. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of US$0.60 per share until April 17, 2004. As at December 31, 2002, the accounts payable relating to this debt settlement was $20,922.

c)    On September 9, 2003, the Company completed a non-brokered private placement consisting of 423,077 units at a price of US$0.26 per unit for proceeds of $151,717. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of US$0.35 per share until September 9, 2004.

7.     STOCK OPTIONS

During the year ended December 31, 2003, the Company adopted an incentive stock option plan (the "Plan") to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted under the Plan will have a term not to exceed five years.

As at December 31, 2003, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

21,956	$ 2.10	December 6, 2004
256,000	US$ 0.50	April 16, 2008
277,956

Stock option transactions are summarized as follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at January 1	95,818	$ 2.10	116,428	$ 2.10	138,515	$ 2.10
Granted	256,000	US$0.50	30,000	1.00	-	-
Exercised	-	-	-	-	-	-
Cancelled/Expired	(73,862)	$ 2.10	(50,610)	1.20	(22,088)	$ 2.10

Outstanding at December 31	277,956	US$0.59	95,818	$ 2.10	116,428	$ 2.10

____________________________________________________________________________________

Stock-based compensation

During the current year, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation (Note 2). The Company granted 256,000 stock options (2002 - 30,000) to employees and directors during the current year. These options have a fair value of $54,000 (2002 - $9,232) which, beginning January 1, 2003, is being recognized as stock-based compensation in the results of operations. Prior to January 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted.

Had compensation costs prior to January 1, 2003 been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the year ended December 31, 2002 as reported	$ (2,971,389)
Additional compensation expense	(9,232)

Pro-forma loss	$ (2,980,621)

Pro-forma basic and diluted loss per share	$ (1.42)

The weighted average fair value of each option granted during the current year was $0.30 (2002 - $0.03).

The following weighted average assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

	2003	2002

Risk-free interest rate	4.5%	3%
Expected life of options	5 years	5 years
Annualized volatility	150%	50%
Dividend rate	0%	0%

8.      WARRANTS

As at December 31, 2003, the following share purchase warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

633,332	US$ 0.20	February 28, 2004
32,221	US$ 0.60	April 17, 2004
423,077	US$ 0.35	September 9, 2004
1,088,630

The change in share purchase warrants outstanding is as follows:

____________________________________________________________________________________

	2003		2002		2001
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price

At January 1	200,000	$ 1.00	-	$ -	295,775	$ 2.00

Granted	1,121,963	US$ 0.26	200,000	1.00	-	2.00
Exercised	(33,333)	US$ 0.20	-	-	-	-
Expired	(200,000)	$ 1.00	-	-	(295,775)	2.00

At December 31	1,088,630	US$ 0.27	200,000	$ 1.00	$ -	$ -

The Company has also granted the right to purchase 200,000 shares pursuant to the Discovery Bonus Agreement, as discussed in Note 6.

9.     INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002	2001

Loss before income taxes	$ (960,375)	$ (2,971,389)	$ (68,549)

Expected income tax recovery	$ 361,101	$ 1,176,670	$ 30,587
Non-deductible expenses for tax	(73,132)	(1,128,905)	-
Gain on settlement of debts	-	19,376	-
Unrecognized benefit of non-capital losses	(287,969)	(67,141)	(30,587)

	$ -	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	2003	2002

Future income tax assets:
Equipment	$ 14,275	$ 15,076
Exploration properties	895,885	891,281
Other tax assets	32,408	34,228
Non-capital loss carryforwards	384,147	191,883

Future income tax assets	1,326,715	1,132,468
Valuation allowance	(1,326,715)	(1,132,468)

Net future income tax assets	$ -	$ -

The Company has available for deduction against future years' taxable income non-capital losses of approximately $1,079,000. These losses, if unutilized, will expire beginning in 2004. Subject to certain restrictions, the Company also has approximately $2,510,000 of resource expenditures available to reduce taxable income of future years. The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

____________________________________________________________________________________

10.     RELATED PARTY TRANSACTIONS

a)      The Company incurred the following expenses with companies controlled by directors or officers and a company related by a common director and former director:

	2003	2002	2001

Consulting Fees	$ 94,000	$ -	$ -
Professional fees	97,019	96,812	-
Property evaluation and due diligence costs	174,374	-	-
Rent and office costs	22,000	26,731	-

b)     During the year ended December 31, 2002, the Company issued 37,062 common shares to a former director and a company related by a common and former director to settle accounts payable of $37,062 owing to the related parties.

c)     Included in accounts payable at December 31, 2003 is $153,082 (2002 - $103,140) due to a law firm controlled by a director and $164,928 (2002 - $108,464) due to companies controlled by directors and a former director.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.      ABORTED FINANCING COSTS

On November 28, 2000, the Company filed a prospectus with the Alberta, British Columbia and Saskatchewan Securities Commissions offering up to 4,000,000 pre-consolidation common shares at a price of $0.15 per share. In February 2001, the agent terminated the agency agreement, citing general market conditions as the reason for the termination. The Company incurred costs of $109,853, mainly comprising legal, accounting and printing associated with the proposed prospectus, which have been charged to operations during the year ended December 31, 2000. An additional $19,315 of related costs were identified and recognized during the year ended December 31, 2001.

12.      SEGMENT INFORMATION

The Company operates in one reportable segment, being the exploration of mineral properties in Canada except for certain project evaluation and due diligence costs incurred relating to the Terrawest property in China (Note 4).

13.     FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, loans payable and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

14.     SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company settling accounts payable of $28,999 by issuing 32,221 shares at a value of $28,999.

The significant non-cash transactions for the year ended December 31, 2002 consisted of the Company settling accounts payable of $81,834 by issuing 81,834 shares at a value of $81,834, and BHP paying $70,000 to a third party supplier on behalf of the Company to settle accounts payable owing by the Company of $70,000. The payment was recorded as a recovery of exploration costs.

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 10,000 shares at a value of $15,000 towards the acquisition of exploration properties.

15.     SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company issued 77,836 common shares for proceeds of US$15,567 on the exercise of 77,836 warrants. In addition, the Company was advanced US$84,433 pursuant to a proposed bridge loan agreement. The agreement was never finalized and the funds were returned to the proposed lender.

16.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") are described and quantified below.

	2003	2002	2001
Loss for the year

Loss for the year - Canadian GAAP	$ (960,375)	$ (2,971,389)	$ (68,549)
Exploration properties (expensed) recovered as incurred	-	63,746	(46,330)
Exploration properties written-off	140,500	2,832,673	-

Loss for the year - U.S. GAAP	$ (819,875)	$ (74,970)	$ (114,879)

Loss per share - U.S. GAAP	$ (0.24)	$ (0.04)	$ (0.06)

____________________________________________________________________________________

	2003	2002
Shareholders' deficiency

Shareholders' deficiency - Canadian GAAP	$ (554,486)	$ (138,349)
Cumulative exploration properties expensed as incurred	-	(140,500)

Shareholders' deficiency - U.S. GAAP	$ (554,486)	$ (278,849)

____________________________________________________________________________________

	2003	2002
Exploration properties and deferred costs

Exploration properties and deferred costs - Canadian GAAP	$ -	$ 140,500
Cumulative exploration properties expensed as incurred	-	(140,500)

Exploration properties and deferred costs - U.S. GAAP	$ -	$ -

____________________________________________________________________________________

	2003	2002	2001
Cash flows from operating activities

Per Canadian GAAP	$ (606,685)	$ (88,097)	$ (1,368)
Exploration properties expensed as incurred	-	(6,254)	-

Per U.S. GAAP	$ (606,685)	$ (94,351)	$ (1,368)

____________________________________________________________________________________

	2003	2002	2001
Cash flows from investing activities

Per Canadian GAAP	$ -	$ (6,254)	$ -
Exploration properties expensed as incurred	-	6,254	-

Per U.S. GAAP	$ -	$ -	$ -

a)     Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b)     Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended December 31, 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended December 31, 2002 and 2001, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the year ended December 31, 2001. New accounting and disclosure standards were introduced under Canadian GAAP (see Note 2) for the fiscal years ending December 31, 2002 and 2003.

There is no difference in stock based compensation expense under Canadian GAAP and U.S. GAAP for the years ended December 31, 2002 and 2003. During the year ended 2001, there were no stock options granted.

c)      Recent accounting pronouncements

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In November 2002, FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, while the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002.

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company's consolidated financial statements.

____________________________________________________________________________________

BUFFALO GOLD LTD.
QUARTERLY REPORT - FORM 51-901F
For the Year Ended December 31, 2003
(All financial amounts expressed in Canadian Dollars, except as noted)
________________________________________________________

SCHEDULE A:     FINANCIAL STATEMENTS

See attached audited consolidated financial statements for the year ended December 31, 2003.

SCHEDULE B:     SUPPLEMENTARY INFORMATION

All financial amounts in the consolidated financial statements and in this Form 51-901F are expressed in Canadian Dollars, unless stated otherwise.

1.    Analysis of expenses and deferred costs.

See attached financial statements.

2.    Related party transactions.

Related party transactions are disclosed in note 10 to the attached financial statements.

3.    Summary of securities issued and options granted during the period:

a)   Summary of securities issued during the period.

See note 6 to the attached financial statements.

b)   Summary of options granted during the period

Optionee	Number of Options	Exercise Price	Grant Date	Expiry Date
Jim Stewart	36,000	US$0.50	April 2003	April 2008
Douglas Turnbull	36,000	US$0.50	April 2003	April 2008
Tracy A. Moore	99,000	US$0.50	April 2003	April 2008
MCSI Capital Corp.	70,000	US$0.50	April 2003	April 2008
Other	15,000	US$0.50	April 2003	April 2008
Total	256,000

4.    Summary of securities as at the end of the reporting period:

a)    Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative redemption and conversion provisions:

See note 6 to the attached financial statements.

b)    Number and recorded value for shares issued and outstanding:

See note 6 to the attached financial statements.

c)    Description of options, warrants and convertible securities outstanding, including any number or amount, exercise or conversion price and expiry date, and any recorded value:

See notes 6, 7 and 8 to the attached financial statements.

d)     Number of shares in each class of shares subject to escrow or pooling agreements:

There were no shares subject to escrow or pooling arrangements at December 31, 2003.

5.    Names of the directors and officers as at the date this report was signed and filed.

Directors:
David Douglas
James Stewart
John Tully
Douglas Turnbull
Officers:
John Tully - President and Chief Executive Officer
Simon J. Anderson - Chief Financial Officer

___________________________________________________________________________________________

SCHEDULE C:    MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results

Buffalo Gold Ltd. (the "Company") is in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations relate to its efforts to acquire mineable deposits of minerals. During and after the fiscal year ended December 31, 2003, the Company was primarily engaged in seeking to acquire a gold exploration of merit in addition to attempting to obtain financing to permit the continued exploration of its Alberta diamond properties.

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

During the fiscal year ended December 31, 2003, the Company recorded interest income of $12, wrote off receivables of $19,303 and wrote off its Calling Lake and Varlaam exploration properties which had a book value of $140,500 as BHP Billiton did not renew its option as joint venture partner and the Company was unable to find another joint venture partner. During the fiscal year ended December 31, 2002, the Company recorded interest income of $74, a gain on the settlement of accounts payable of $48,929 and a write-off of exploration properties of $2,832,673.

Expenses for the fiscal year ended December 31, 2003 were $800,584, up from $187,719 for the fiscal year ended December 31, 2002. This increase is due primarily to due diligence costs incurred in connection with the proposed acquisition of various mineral properties in the People's Republic of China. The Company spent $294,282 on property evaluation and due diligence; the bulk of this amount related to the Terrawest properties, as discussed below. The Company has abandoned these proposed acquisitions as the Company's joint venture partners were unable to secure the properties.

The net loss for the fiscal year ended December 31, 2003 was $960,375 or $0.28 per share as compared with a net loss for the fiscal year ended December 31, 2002 of $2,971,389 or $1.42 per share (after making adjustment for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003). The Company also expects to incur a net operating loss for the fiscal year ending December 31, 2004.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

During the fiscal year ended December 31, 2002, the Company earned interest income of $74, recorded a gain on the settlement of accounts payable of $48,929 and wrote off exploration properties of $2,832,673. During the fiscal year ended December 31, 2001, the Company recorded interest income of $52.

Expenses for the fiscal year ended December 31, 2002 were $187,719, up from $68,601 for the fiscal year ended December 31, 2001. This increase is due primarily to costs incurred in connection with financing carried out during the period and the Company's agreement with BHP Billiton Diamonds Inc. respecting its Alberta diamond properties.

The net loss for the fiscal year ended December 31, 2002 was $2,971,389 or $1.42 per share as compared with a net loss for the fiscal year ended December 31, 2001 of $68,549 or $0.04 per share (after making adjustment for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003).

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

During the fiscal year ended December 31, 2001, the Company recorded interest income of $52. During the fiscal year ended December 31, 2000, the Company recorded interest income of $2,569.

Expenses for the fiscal year ended December 31, 2001 were $68,601, down from $295,371 for the fiscal year ended December 31, 2000. This decrease is due to the cessation of active exploration of the Company's Alberta diamond properties. All categories of expenses were reduced for this reason other than interest charges which rose to $6,863 for the fiscal year ended December 31, 2001 from $2,027 as a result of interest accruing on the Company's accounts payable.

The net loss for the fiscal year ended December 31, 2001 was $68,549 or $0.04 per share as compared with a net loss for the fiscal year ended December 31, 2000 of $292,802 or $0.17 per share (after making adjustment for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003).

Related Party Transactions

The Company's property evaluation and due diligence activities were managed by John Tully, the Company's President and CEO, and Doug Turnbull, one of the Company's directors, who were paid through their management companies. Administrative and corporate finance activities were provided by Tracy Moore, the Company's Chief Financial Officer in 2003, through MCSI Consulting Services Inc., a company owned by Mr. Moore and Mr. Anderson. MCSI Consulting Services Inc. also provided office space to the company for part of the year. Legal and regulatory services were provided by Mr. James Stewart, one of the Company's directors, through his law firm. All services were provided at rates believed to be less than or equal to the fair value of such services.

Material Contracts

In March 2003, the Company entered into agreement with Big Sky Mining Canada Ltd. to jointly pursue gold exploration and mining opportunities in the People's Republic of China. The intent was that Big Sky's interest would be transferred to a corporation to be acquired by the Company in exchange for shares of the Company. Big Sky failed to secure an interest in any Chinese gold exploration and mining properties, which resulted in termination of the agreement with Big Sky in May 2003.

In August 2003, the Company entered into an agreement with Terrawest Resource Holdings Ltd. to acquire an interest in two gold properties in the People's Republic of China. The intent was that Terrawest's interest would be transferred to a corporation to be acquired by the Company in exchange for shares of the Company. The Company agreed to pay Terrawest US$60,000 for the two properties, which was used to acquire all necessary data, plus a fee of $5,000 per month for each property to maintain its sole and exclusive right during the term of the agreement. The Company undertook extensive due diligence on the Terrawest properties in late 2003 and then in early 2004, Terrawest received notice from its Chinese partners terminating Terrawest's underlying interest in the subject properties.

After the Company's 2003 year end, the Company entered into an agreement with Terrawest such that the Company abandoned any claim against Terrawest in consideration of two joint and several promissory notes from Terrawest and its principals totalling $100,000. The promissory notes were to compensate the Company for some of the due diligence costs incurred. The promissory notes bear interest at 10% per year; $50,000 is due on July 30, 2004 and $50,000 is due December 31, 2004.

On March 1, 2003, we entered into a one-year corporate finance services agreement with MCSI Consulting Services Inc. ("MCSI"), a company owned by Tracy A. Moore (one of our directors at the time) and Simon J. Anderson (who has recently become our Chief Financial Officer). MCSI was to provide various corporate finance and administrative services, provide office space, and provide corporate awareness activities at a cost of $10,000 per month. Effective October 1, 2003, we mutually agreed to modify the contact by deleting corporate awareness activities from the scope of work and the monthly fee was reduced accordingly to $4,000. The contact by mutual consent was not renewed after February 29, 2004. We are, however, renting office space on a month-to-month basis for $900 per month and utilizing administrative services of MCSI. Simon J. Anderson has recently become our Chief Financial Officer and Secretary, however, terms have as yet not been finalized.

Investor Relations

The Company did not engage in any investor relations activities in the year ended December 31, 2003 except that directors of the Company communicated directly with shareholders, prospective shareholders and financiers.

Legal Proceedings

At the date of this report, there are no pending legal proceedings in which the Company is a party and we are not aware of any threatened legal proceedings.

Contingent Liabilities

The Company did not have any contingent liabilities at December 31, 2003.

Default Under Debt or Other Contractual Obligations

At December 31, 2003, the Company was not in default of any material agreements.

Management Changes

Effective February 10, 2004, Tracy Moore stepped down as Director, Chief Financial Officer and Secretary and Mr. David Douglas was appointed in his place. On May 18, 2003, Mr. Douglas tendered his resignation as an officer of the Company, although he continues as a director, and Mr. Simon Anderson was appointed as Chief Financial Officer and Secretary.

Subsequent Events

Subsequent to December 31, 2003, the Company issued 77,836 common shares for proceeds of US$15,567 on the exercise of 77,836 warrants. The net proceeds were used for general operating purposes.

In addition, the Company was advanced US$84,433 pursuant to a proposed bridge loan agreement. The agreement was never finalized and the funds were returned to the proposed lender.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, and exploration of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of minerals in the last three financial years.

The most significant contributions to working capital in the years ended December 31, 2003 and December 31, 2002 was provided by the sale of share capital and secondly by increases in amounts due to officers, directors and their respective management companies. There was no contribution to working capital in the year ended December 31, 2001.

While the Company and its predecessors have been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. The Company presently has a significant working capital deficiency and, with a source of additional funding is unable to meet its obligations as they fall due. Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties.

December 31, 2003 Compared to December 31, 2002

At December 31, 2003, the Company's current assets totaled $47,490 compared to $29,365 at December 31, 2002. The increase is attributable to the sale of share capital and the bridge loans arranged during the period. During the same period, total liabilities increased to $601,976 from $308,214, due primarily to the accrual of expenses and a bridge loan of $152,131 that was arranged to cover operating expenses. For the same reason, the Company had a working capital deficiency of $548,214 at December 31, 2003 as compared with a working capital deficiency of $251,655 at December 31, 2002. The Company had long-term debt of $6,272 at both December 31, 2003 and December 31, 2002 as a result of loans due to shareholders. The Company's loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 2003, the Company had total assets of $47,490 as compared with $169,865 at December 31, 2002. This decrease is due principally to the write-off of exploration properties to pay general and administrative expenses.

Share capital as at December 31, 2003 was $4,232,769, up from $3,742,531 as at December 31, 2002 due to the issuance of share capital. During the fiscal year ended December 31, 2003, the Company issued 1,756,407 common shares pursuant to private placements to generate net proceeds of $452,356, issued 32,221 shares at a value of $28,999 to settle accounts payable of $28,999 and issued 33,333 shares on the exercise of warrants for proceeds of $8,883.

December 31, 2002 Compared to December 31, 2001

At December 31, 2002, the Company's current assets totaled $29,365 compared to $31,615 at December 31, 2001. The slight decrease is attributable to general and administrative expenses only partially offset by the sale of share capital during the period. During the same period, total liabilities decreased to $308,214 from $435,424, due primarily to the payment or settlement of accounts payable. For the same reason, the Company had a working capital deficiency of $251,655 at December 31, 2002 as compared with a working capital deficiency of $315,703 at December 31, 2001. The Company had long-term debt of $6,272 at both December 31, 2002 and December 31, 2001 as a result of loans due to shareholders. The Company's loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 2002, the Company had total assets of $169,865 as compared with $3,086,630 at December 31, 2001. This decrease is due principally to the write-off of its deferred exploration costs in respect of its Alberta diamond properties.

Share capital as at December 31, 2002 was $3,742,531, up from $3,560,697 as at December 31, 2001 due to the issuance of share capital. During the fiscal year ended December 31, 2002, the Company issued 200,000 common shares pursuant to a private placement to generate net proceeds of $100,000 and issued 81,834 shares at value of $81,834 to settle accounts payable of $81,834.

December 31, 2001 Compared to December 31, 2000

At December 31, 2001, the Company's current assets totaled $31,615 compared to $27,272 at December 31, 2000. The increase is attributable to increased accounts receivable. During the same point, total liabilities increased to $435,424 from $337,208, due primarily to the accrual of general and administration expenses. For the same reason, the Company had a working capital deficiency of $315,703 at December 31, 2001 as compared with working capital of $303,664 at December 31, 2000. The Company had long-term debt of $6,272 at both December 31, 2001 and December 31, 2000 as a result of loans due to shareholders. The Company's loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 2001, the Company had total assets of $3,086,630 as compared with $3,041,963 at December 31, 2000. This increase is due principally to investment in its Alberta diamond properties.

Share capital as at December 31, 2001 was $3,560,697, up from $3,545,697 as at December 31, 2000 due to the issuance of share capital. During the fiscal year ended December 31, 2001, the Company issued 10,000 common shares pursuant to the acquisition of its interest in the Varlaam property.

Outlook

For the remainder of the fiscal year ending December 31, 2004, the Company's activities will focus on pursuing gold exploration opportunities. Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
BUFFALO GOLD LTD.

" John V. Tully"

John V. Tully
President and Chief Executive Officer

___________________________________________________________________________________________

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